UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SilverSun Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

82846H207
(CUSIP Number)

Jacobs Private Equity II, LLC
Bradley S. Jacobs
Five American Lane
Greenwich, CT 06831
Tel: 203-413-4000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

 CUSIP No. 82846H207

1	NAMES OF REPORTING PERSONS
Jacobs Private Equity II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable. See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,006,534[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,006,534

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because JPE (as defined below) may be deemed to have beneficial ownership of such Shares as a result of entering into the Voting and Support Agreement (as defined below). In addition to the above referenced Shares, the Voting and Support Agreement provides that any additional Shares acquired by the Supporting Stockholders (as defined below) after the date of the Voting and Support Agreement, whether through the exercise of options, rights or other securities exercisable for or convertible into Shares, will be subject to the Voting and Support Agreement. As of December 3, 2023, the Supporting Stockholders collectively beneficially owned 2,006,534 Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by JPE that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed by JPE.

[2]
Calculated based on 5,256,177 Shares outstanding as of December 3, 2023, as represented by the Company (as defined below) in the Investment Agreement (as defined below), and 2,006,534 Shares subject to the Voting and Support Agreement (including options, rights and other securities that are exercisable for or convertible into Shares). This percentage could change in the event that additional shares become subject to the Voting and Support Agreement, as described in Footnote 1.

CUSIP No. 82846H207

1	NAMES OF REPORTING PERSONS
Bradley S. Jacobs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable. See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,006,534[3]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,006,534

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.2%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

3
Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because JPE (as defined below) may be deemed to have beneficial ownership of such Shares as a result of entering into the Voting and Support Agreement (as defined below). In addition to the above referenced Shares, the Voting and Support Agreement provides that any additional Shares acquired by the Supporting Stockholders (as defined below) after the date of the Voting and Support Agreement, whether through the exercise of options, rights or other securities exercisable for or convertible into Shares, will be subject to the Voting and Support Agreement. As of December 3, 2023, the Supporting Stockholders collectively beneficially owned 2,006,534 Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by JPE that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed by JPE.

4
Calculated based on 5,256,177 Shares outstanding as of December 3, 2023, as represented by the Company (as defined below) in the Investment Agreement (as defined below), and 2,006,534 Shares subject to the Voting and Support Agreement (including options, rights and other securities that are exercisable for or convertible into Shares). This percentage could change in the event that additional shares become subject to the Voting and Support Agreement, as described in Footnote 3.

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, par value $0.00001 per share (the “Shares”), of SilverSun Technologies, Inc. (the “Company”). The principal executive offices of the Company are located at 120 Eagle Rock, Ave, East Hanover, NJ 07936.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) and (f)  This Schedule 13D is being filed by Jacobs Private Equity II, LLC, a Delaware limited liability company (“JPE”), and Bradley S. Jacobs (together with JPE, the “Reporting Parties”), an individual citizen of the United States. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

The address of the principal place of business and the principal office of the Reporting Parties is Five American Lane, Greenwich, CT 06831. JPE is an investment vehicle formed to make equity investments in companies. Mr. Jacobs is the Managing Member of JPE.

(d) and (e) During the last five years, the Reporting Parties (1) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (2) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As a condition to the willingness of JPE to enter into the Investment Agreement (as defined below), on December 3, 2023, Mark Meller, Sharieve Meller Family Trust and Mark M. Meller Family Trust (collectively, the “Supporting Stockholders”) entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with JPE with respect to the Shares beneficially owned by the Supporting Stockholders.

As of December 3, 2023, the Supporting Stockholders collectively beneficially owned 2,006,534 Shares. As described in response to Item 4, the Shares beneficially owned by the Supporting Stockholders have not been purchased by JPE, and thus no funds were used for such purpose. JPE did not pay any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting and Support Agreement. However, pursuant to the Voting and Support Agreement, JPE may be deemed to be the beneficial owner of, and Mr. Jacobs may be deemed to be the indirect beneficial owner of, in the aggregate 2,006,534 Shares, or approximately 38.2% of the outstanding Shares. For a description of the Voting and Support Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.	PURPOSE OF TRANSACTION

The purpose of the Voting and Support Agreement is to facilitate the consummation of the transactions contemplated by the Investment Agreement.

The Investment Agreement
On December 3, 2023, the Company, entered into an Investment Agreement (the “Investment Agreement”), with JPE and the other investors party thereto (collectively with JPE, the “Investors”), providing for an aggregate investment by the Investors of $1,000,000,000 in cash in the Company (collectively, the “Equity Investment”).

Following the closing of the Equity Investment, JPE will be the controlling stockholder of the Company and Mr. Jacobs, who controls JPE, will become Chairman and Chief Executive Officer of the Company.

Prior to the closing of the Equity Investment, the Company will amend and restate its certificate of incorporation to, among other things, effect an 8:1 reverse stock split with respect to the Company’s Shares. Upon the closing of the Equity Investment and giving effect to the reverse stock split, the Company will issue to the Investors, in the aggregate: (a) 1,000,000 shares of Convertible Perpetual Preferred Stock of the Company (the “Preferred Stock”) that, in aggregate, will be convertible into approximately 219 million Shares at an initial conversion price of $4.57 per share (equivalent to $0.57 per share pre-split), subject to customary anti-dilution adjustments; and (b) warrants to purchase an additional approximately 219 million Shares (the “Warrants” and, together with the Preferred Stock, the “Securities”) at initial exercise prices of $4.57 per Share (equivalent to $0.57 per Share pre-split) with respect to 50% of the warrants, $6.85 per Share (equivalent to $0.86 per Share pre-split) with respect to 25% of the warrants, and $13.70 per Share (equivalent to $1.71 per Share pre-split) with respect to the remaining 25% of the warrants, in each case subject to customary anti-dilution adjustments. Following the closing of the Equity Investment, the Investors will own approximately 99.85% of the Shares on an as-converted, as-exchanged basis.

The Preferred Stock will pay quarterly cash dividends equal to the greater of (a) the as-converted dividends on the underlying Company common stock for the relevant quarter and (b) 9% of the then-applicable liquidation preference per annum. Accrued and unpaid dividends for any quarter will accrete to liquidation preference for all purposes. The Preferred Stock will not be redeemable and will vote together with the Company’s common stock on an as-converted basis on all matters, except as otherwise required by law, and separately as a class with respect to certain matters implicating the rights of holders of shares of Preferred Stock.

Each Warrant will initially be exercisable at any time and from time to time from the closing date until the tenth anniversary of the closing date, at the option of the holder thereof, into one share of Company common stock at the exercise prices described above, subject to customary anti-dilution adjustments.

Under the terms of the Investment Agreement, SilverSun will, within six days after the closing of the Equity Investment (the “distribution date”), separate the existing SilverSun business as SilverSun Technologies Holdings, Inc., a Nevada corporation and currently a wholly owned subsidiary of SilverSun (the “spin-off company” or “SilverSun Holdings”), and distribute all of the shares of the spin-off company to the stockholders of SilverSun as of the close of business on a record date that is expected to be one day prior to the closing date of the Equity Investment (the “record date”).

Also pursuant to the Investment Agreement, SilverSun will declare a $2.5 million aggregate cash dividend to its stockholders of record as of as of the close of business on the record date. The dividend will be paid on the distribution date from proceeds received by SilverSun from the Equity Investment.

Following the separation and distribution (collectively, the “spin-off”), the Company’s current executive officers and directors, including Mark Meller, SilverSun’s chief executive officer, are expected to continue in their current roles at the spin-off company and its subsidiaries. The spin-off company will apply for the public quotation of its shares on the OTCQX tier of OTC Markets, which shares will be registered pursuant to a Form 10 registration statement that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

The Investment Agreement and the transactions contemplated by the Investment Agreement have been approved by SilverSun’s board of directors. The approval of the Equity Investment, the fifth amended and restated certificate of incorporation (including the 8:1 reverse stock split contemplated therein) and any equity incentive plan proposed by JPE prior to the mailing of the definitive proxy statement are subject to SilverSun stockholder approval at a special stockholders’ meeting. The transactions are also subject to the receipt of necessary antitrust approvals and the satisfaction of other customary closing conditions.

Following the closing of the Equity Investment, the board of directors of SilverSun will be reconstituted such that (a) the number of seats on the board of directors will be as directed by JPE, (b) each of such directors (including Mr. Jacobs) will be individuals designated by JPE, (c) each standing committee of the board of directors of the Company will be reconstituted in a manner designated by JPE and (d) Mr. Jacobs will be appointed as the Chairman of the Board of Directors of SilverSun and Chief Executive Officer of SilverSun.  In addition, the current executive officers of SilverSun will resign and new officers designated by JPE will be appointed, and SilverSun will change its name and trading symbol as determined by JPE.

Under the Investment Agreement, between signing and closing, the Company will cooperate with JPE in JPE’s efforts for the Company to consummate an acquisition of one or more businesses selected by JPE, the consummation of which will not occur until the closing of the spin-off.  Such cooperation by the Company will include signing any definitive agreements with respect to such acquisition so long as the closing thereunder does not occur until the Closing.  JPE will pay for the expenses of this cooperation until the closing of the Spin-Off, at which point the Company will reimburse JPE for all such expenses (with the intention being that these expenses shall not reduce cash otherwise available to the spin-off company).

If JPE consummates an acquisition of a business or businesses before the Closing, at the sole election of JPE, JPE may contribute such business or businesses to the Company and the Company will cooperate with JPE to effectuate any such contribution. As part of such contribution, the Company will issue to JPE (and as directed by JPE) shares of Preferred Stock and Warrants with a value equal to the amount paid by JPE to purchase such business or businesses contributed by JPE, based on the same per share of Preferred Stock/per Warrant prices set forth above, and in such case the portion of the purchase price otherwise payable by JPE to the Company will be reduced by the amount JPE paid for the contributed business or businesses.

Under the Investment Agreement, JPE will be permitted to delay the closing of the Equtiy Investment, on one or more occasions, to a date that does not exceed 12 months following the signing (subject to the continued satisfaction of closing conditions at such time). If JPE delays the closing by more than 7 months following the signing, JPE will pay the Company the following fees on the first day of each additional month, starting with the first day of the eighth month: (a) month eight (8): $40,000, (b) month nine (9): $40,000, (c) month ten (10): $50,000, (d) month eleven (11): $50,000; and (e) month twelve (12): $50,000.

The foregoing description of the Investment Agreement does not purport to be complete and are subject to, and qualified by, the full text of the Investment Agreement and the Exhibits thereto, copies of which are filed as Exhibit 99.2 and incorporated herein by reference.

The Voting and Support Agreement

On December 3, 2023, concurrently with the execution and delivery of the Investment Agreement, the Supporting Stockholders entered into a Voting and Agreement pursuant to which the Supporting Stockholders have agreed, among other things, to vote in favor of the approval of the Equity Investment and the other transactions contemplated by the Investment Agreement, the amendment to the Company’s certificate of incorporation contemplated by the Investment Agreement, and any equity incentive plan proposed by JPE pursuant to the Investment Agreement, and to take, and refrain from taking, certain other actions in connection with the transactions, in each case, on the terms set forth in the Voting and Support Agreement.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and qualified by, the full text thereof, a copy of which is filed as Exhibit 99.3 and incorporated herein by reference.

Except as set forth in this Item 4, the Investment Agreement (including the Exhibits thereto) or the Voting and Support Agreement, neither JPE nor Mr. Jacobs has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As a result of the Voting and Support Agreement, JPE may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 2,006,534 Shares and Mr. Jacobs may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to indirectly beneficially own 2,006,534 Shares. This number of Shares represents, for the purposes of Rule 13d-3, approximately 38.2% of the outstanding shares of voting stock of the Company based on the Company’s representations in the Investment Agreement that there were 5,266,177 Shares issued and outstanding at the close of business on December 3, 2023. The Reporting Parties disclaim any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by the Reporting Parties as to the beneficial ownership of such Shares.

Except to the extent that they may be deemed to beneficially own Shares by virtue of the Voting and Support Agreement, the Reporting Parties do not have the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of any of the Shares.

Except as set forth in this Item 5(a), neither JPE nor Mr. Jacobs hereto beneficially owns any Shares.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which are included as exhibits hereto and are incorporated herein by reference.

(c) Except for the execution and delivery of the Investment Agreement and the Voting and Support Agreement, neither Reporting Party has effected any transaction in the Shares during the past 60 days.

(d) Except for the Investment Agreement and the Voting and Support Agreement and the transactions contemplated by those agreements, neither Reporting Party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Joint Filing Agreement

99.2
Investment Agreement, dated December 3, 2023, by and among SilverSun Technologies, Inc., Jacobs Private Equity II, LLC and the other Investors party thereto (incorporated by reference to Exhibit 2.1 to SilverSun Technologies, Inc.’s Current Report on Form 8-K filed December 4, 2023).

99.3
Voting and Support Agreement, dated December 3, 2023, by and between Jacobs Private Equity II, LLC, Mark Meller, Sharieve Meller Family Trust and Mark M. Meller Family Trust (incorporated by reference to Exhibit 10.1 to SilverSun Technologies, Inc.’s Current Report on Form 8-K filed December 4, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JACOBS PRIVATE EQUITY II, LLC

Date: December 13, 2023	By:	/s/ Bradley S. Jacobs
	Name:	Bradley S. Jacobs
	Title:	Managing Member

Date: December 13, 2023	By:	/s/ Bradley S. Jacobs
	Name:	Bradley S. Jacobs